INTERNATIONAL TECHNOLOGIES, LLC

AMENDMENT TO MEMBERSHIP INTEREST PURCHASE AGREEMENT

This **Amendment to Membership Purchase Agreement** (the "**Amendment**") is made and entered into this 14th day of January, 2013 by and between **Reginald Samuels** and **Ralph Perricelli** (collectively, the "**Seller**") and **Medytox Diagnostics, Inc.** (the "**Buyer**").

RECITALS

WHEREAS, Buyer and Seller entered into that certain Membership Interest Purchase Agreement (the "Agreement"), dated January 14, 2013, for the sale and purchase of one-hundred percent (100%) of the outstanding membership interests of **International Technologies, LLC** (the "Company").

WHEREAS, the parties wish to amend the Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing premises, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. The "Closing Date", as defined in Paragraph 3 of the Agreement, is changed to ~~March~~ April 4, 2013.

2. Except as set forth in this Amendment, the Agreement shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

BUYER:
Medytox Diagnostics, Inc.



[signature]

Name: Seamus Lagan
Title: CEO and President

SELLER:

[signature]

Reginald Samuels

[signature]

Ralph Perricelli

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MEMBERSHIP INTEREST PURCHASE AGREEMENT

INTERNATIONAL TECHNOLOGIES, LLC

THIS AGREEMENT is made and entered into as of January 14, 2013 (the "Effective Date"), by and between Reginald Samuels and Ralph Pericelli (the "Seller") and Medytox Diagnostics, Inc., a Florida corporation (the "Buyer" or "Medytox"). Buyer is a wholly-owned subsidiary of Medytox Solutions, Inc., a Nevada corporation.

RECITALS:

A. International Technologies, LLC (the "Company") (i) is a New Jersey limited liability company in good standing with the State of New Jersey Department of the Treasury; (ii) is duly licensed as a clinical laboratory with the New Jersey Department of Health and Environmental Laboratories; and (iii) is an enrolled Medicare provider.

B. The Seller owns one-hundred percent (100%) of all of the issued and outstanding membership interests of the Company. None of such interests are certificated.

C. The Seller desires to sell one-hundred percent (100%) of the outstanding membership interests of the Company (the "Interests"), and the Buyer desires to purchase the same under the terms and conditions set forth herein.

THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. **SALE OF INTERESTS**. Subject to the provisions of this Agreement, the Seller agrees to sell the Interests to the Buyer. In connection therewith, the Seller agrees to deliver the Interests to Buyer at Closing, free and clear of all liens or encumbrances. The Seller further agrees to execute such additional documents and take such additional actions as the Buyer deems necessary to perfect the Buyer's title to the Interests, both before and after Closing. In turn, the Buyer agrees to tender payment of the Purchase Price in accordance with this Agreement.

2. **PURCHASE PRICE**. The total Purchase Price (the "Purchase Price") to be paid for the Interests shall be the sum of Six-Hundred Twenty-Seven Thousand Dollars ($627,000). The Purchase Price shall be paid as follows:

(a) One-Hundred Twenty-Seven Thousand Dollars ($127,000) to be paid to the Company, on behalf of and as requested by the Seller, upon execution of this Agreement;

(b) Two-Hundred Fifty Thousand ($250,000) in the form of a convertible debenture, issued by Medytox Solutions, Inc., to each Reginald Samuels and Ralph Pericelli (collectively, the "Notes"), substantially in the form of Exhibit "A" hereto, that will convert into common shares in Medytox at a 10% discount to the average share price for thirty (30) days prior to the date of conversion. Conversion cannot be within ninety (90) days from the Closing Date and will happen automatically unless already converted on the one year anniversary of the Closing Date; and

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(c)   The parties have agreed that the Seller shall be responsible for satisfying all outstanding payables and indebtedness owed to creditors of the Company arising or accruing prior to the Closing and which has not been satisfied as of the Closing (the "Outstanding Payables"). Schedule "1" sets forth a list of the Outstanding Payables. The parties have also agreed that the Company's outstanding accounts receivable existing as of the Closing Date (the "Outstanding AR") shall be collected by Buyer after the Closing and the proceeds thereof, which are collected within sixty (60) days after the Closing Date, shall be used to pay the Outstanding Payables. In the event the net collected amount of Outstanding AR exceeds the amount necessary to satisfy all Outstanding Payables, such excess shall be paid by Buyer to the Seller on a reasonably prompt basis. In the event the net collected value of the Outstanding AR is not sufficient to pay and discharge in full all Outstanding Payables, then such deficiency shall be the responsibly of Seller to satisfy. In the event the Seller fails to satisfy such deficiency within ten (10) days of written notice from Buyer accompanied by a reasonably detailed reconciliation for the Outstanding AR and Outstanding Payables, then Buyer shall be entitled to set-off the amount owed by Seller from the payments that Ralph Perricili and/or Reginald Samuels are due under the terms of their respective employment agreements. Any payment required pursuant to the terms of this Section shall be made by wire transfer of immediately available funds. Any payment not timely made shall accrue interest on the amount of that payment at the rate of eight percent per annum (8%) from the due date to the date of payment. Any payment made pursuant to the terms of this Section shall constitute an adjustment to the Purchase Price.

3.   **CLOSING.** The Closing shall be effective as of January 2, 2013 (the "Closing Date").

4.   **LICENSES; APPROVALS; NOTICES.** Seller agrees to fully cooperate in providing Buyer with all information necessary for completion of the applications as described herein below.

(a)   Post-Closing Notice to New Jersey Licensing Agency: Within seven (7) days from the date of Closing, Buyer hereby agrees, at Buyer's sole cost and expense, to submit a notice to New Jersey Department of Health and Senior Services (the "NJ License Notice") of the occurrence of the transaction contemplated hereby. Buyer shall provide copies of the NJ License Notice to Seller or Seller's counsel within three (3) business days of submission of the same.

(b)   Post-Closing Notice to New York Department of Health: Within seven (7) days from the date of Closing, Buyer hereby agrees, at Buyer's sole cost and expense, to submit a notice to New York State Department of Health Wadsworth Center (the "NY Permit Notice") of the occurrence of the transaction contemplated hereby. Buyer shall provide copies of the NY Permit Notice to Seller or Seller's counsel within three (3) business days of submission of the same.

(c)   Post-Closing Medicare Application: Within twenty (20) days from the Closing Date, the Corporation shall prepare and submit a CMS Form 855A Change of Information application (the "CMS Application"), which shall reflect the ownership change, officers, director(s), and authorized official(s) in connection with the contemplated transaction. Buyer shall provide a copy of the CMS Application to Seller or Seller's counsel within three (3) business days of submission of the same.

(d) Post-Closing CLIA Notice: Within fifteen (15) days from the date of Closing, Buyer hereby agrees, at Buyer's sole cost and expense, to submit a notice to the CLIA regulatory agency (the "CLIA Notice") advising of the occurrence of the transaction contemplated hereby. Buyer shall provide a copy of the CLIA Notice to Seller or Seller's counsel within three (3) business days of submission of the same.

(e) Post-Closing National Provider Identifier Notice. Within twenty (20) days from the date of Closing, the Company shall submit a notice to the National Plan and Provider Enumeration System (NPPES) (the "NPI Notice") advising of the occurrence of the contemplated transaction. Buyer shall provide a copy of the NPI Notice to Seller or Seller's counsel within three (3) business days of submission of the same.

5. **REPRESENTATIONS AND WARRANTIES OF THE SELLER.** The Seller makes the following representations and warranties to the Buyer:

(a) Recitals. The recitals in the preamble to this Agreement are true and are hereby incorporated in this Agreement as representations of the Seller.

(b) Title. The Seller has good and marketable title to the Interests, free from all liens, claims, and encumbrances. The Seller has the right, power, and authority to sell all of the Interests pursuant to this Agreement. At Closing, Buyer will receive unencumbered title to the Interests. The Interests were validly issued and are fully paid and non-assessable.

(c) Organization. The Company is a limited liability company duly organized and validly existing, and its status is active under the laws of the state of New Jersey.

(d) Interests. The Interests comprise one-hundred percent (100%) of the outstanding equity interests of any kind of the Company. Seller owns the Interests free and clear of all liens, security interests, charges, pledges and other restrictions or encumbrances of any kind. Other than the Seller, no other person or entity has any interest whatsoever in, or right to acquire, any membership or other equity interests in the Company.

(e) Authorization. Seller has the capacity to execute and deliver this Agreement and to perform their obligations hereunder. This Agreement has been, and each other document, instrument or agreement to be executed and delivered by Seller in connection with the transactions contemplated hereunder will, upon such delivery, be duly executed and delivered by Seller and constitutes, or upon such execution and delivery will be, the valid and legally binding obligation of Seller, enforceable against her in accordance with its terms and conditions.

(f) No Conflict or Violation. Neither the execution and delivery of this Agreement, nor the consummation of the transaction contemplated hereby: (i) will result in a violation of or a conflict with any provision of the organizational documents of the Company; (ii) will result in a breach of, a default under, or give any third party the right to modify, terminate or accelerate any obligation under, any term or provision of any contract or agreement to which the Seller or the Company is a party or by which any of their respective assets are bound; or (iii) will result in a violation by Seller or the Company in any material respect of any governmental order.

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(g)   Title to Real Property. The Company does not own any real property. The Company operates its business from its premises located at 71 Franklin Turnpike, Suite 1-3, Waldwick, NJ 07463 (the "Premises"), which Premises is leased by the Company. A true, correct and complete copy of the Premises lease has been made available to Buyer. Neither the Company nor to Seller's knowledge any other party is in breach or default under such lease. The Company has not subleased, licensed or otherwise granted any other party the right to use or occupy the Premises or any portion thereof. The Company has not collaterally assigned the Premises lease or granted any security interest in the Premises. To the Seller's knowledge, the improvements to the Premises are in good structural condition and free of any material defects. To the Seller's knowledge there are no encroachments on the Premises or the improvements thereon. To the Seller's knowledge, the use and occupancy of the Premises and the improvements to the Premises comply in all material respects with applicable laws including, without limitation, zoning regulations, building codes and health care laws. To the Seller's knowledge, no party other than the Company has any right to use or occupy any part of the Premises. The Premises has available adequate utilities, including electricity, telephone, water and sewer for the conduct of the Company's business. To the Seller's knowledge, the Premises has full access for pedestrian and vehicular ingress and egress to and from public roads adjoining all or a part of such property which is adequate for the use of such property. To the Seller's knowledge, the Premises is not subject to any pending or threatened assessments for public improvements, impact fees or other similar charges nor subject to any pending or threatened condemnation or eminent domain proceedings. No agreements relating to the Premises have been made by the Company which would impose an obligation to make any contribution or dedication of money or land or to construct, install or maintain any improvements of a public or private nature on or off the Premises.

(h)   Title to Other Property. The Company has good and marketable title to, or a valid leasehold interest in, the properties and assets used to conduct its business, including the properties and assets shown on the financial statements provided to Buyer, or acquired after the date thereof, in each case free and clear of all liens, encumbrances or charges. The assets currently owned by the Company or leased by the Company constitute all of the assets necessary to conduct the business of the Company in accordance with past practices as of the date of the financial statements and as of the date hereof, and are located on the premises of the Company. The buildings, machinery, equipment, and other tangible assets that the Company owns and leases have been maintained in the ordinary course of business consistent with past practices, and are sufficient for operating the business of the Company as presently conducted. The Company does not own any real property.

(i)   Financial Statements. The financial statements of the Company as of December 31, 2011, including a balance sheet, a profit and loss statement and a statement of income and cash flows have been provided to Buyer. The financial statements (including the notes thereto) have been prepared from the books and records of Company, are correct and complete in all material respects, and present fairly the financial condition of the Company, the assets and liabilities of the Company and its results of operations for the applicable periods. Since December 31, 2011 there has been no change in the financial statements and no fact or circumstance which could result in a material adverse change in the financial statements.

(j) Taxes. The Company has filed all required federal, state, and local tax returns and has fully paid all federal, state, and local taxes due. In the event that Company incurs a tax deficiency related to events that occurred prior to the Closing Date, irrespective of when the same was determined or assessed, the Seller shall be responsible for any such deficiency. Buyer will comply with the reporting provisions of the New Jersey Bulk Sale Law, and the parties will proceed in accordance with the instructions of the State of New Jersey upon the filing of said notice.

(k) Litigation and Claims. There is no litigation, arbitration, or other legal, judicial, administrative, or governmental action currently pending, or to the knowledge of Seller, threatened against the Company. There are no other pending claims, asserted or unasserted, against the Company. Seller is not aware of any facts that may give rise to any such proceedings, actions, or claims.

(l) Compliance with Applicable Laws. The Company has complied and is in compliance with all applicable federal, state and local laws, regulations or orders. No written notice has been received by the Seller or the Company during the past six years preceding the date hereof alleging a violation of any federal, state or local law, regulation or order with respect to the Company or its business. The Company has not made any bribes, kickback payments or other similar payments of cash or other consideration, including payments to customers or clients or employees of customers or clients for purposes of doing business with such persons, in violation of any law, regulation or order.

(m) Permits and Licenses. The Company holds, and is in compliance with, all permits, licenses, authorizations, bonds, and accreditations required for the conduct of its business and the ownership of its properties used in the business. Schedule "2" sets forth a list of all of such permits, licenses, authorizations and accreditations. No written notice from a governmental authority has been received by the Company alleging the failure to hold or be in compliance with any of the foregoing. Seller is not aware of any facts that may give rise to any claims of noncompliance relating to said permits, licenses, authorizations and accreditations. With the exception of the New York laboratory permit, which permit is currently pending, all said permits, licenses, authorizations and accreditations are active and in good standing, and, to the best of Seller's knowledge, there is no reason for the renewal of any said permit, license, authorization and/or accreditation to be denied. The Seller has submitted to the New York Department of Health an application for a laboratory permit, has fully complied with and responded to all requests for information and/or documentation related to said application, and, to the best of Seller's knowledge, there is no reason for the New York laboratory permit application to be denied.

(n) Compliance with Company Instruments. The Company has complied with all provisions of its certificate of organization, any operating agreement and resolutions in the operation and conduct of its business.

(o) Records. The books and records of the Company are complete and accurate and reflect all transactions of the Company that properly should have been set forth therein.

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(p) Medicare Provider Status. The Company is the holder of all Medicare provider authorizations necessary to receive reimbursement for all those services properly reimbursable in the conduct of its business as a clinical laboratory and the status of the same is in good standing. The Company has timely filed all requisite claims and other reports required to be filed in connection with all State and Federal Medicare and Medicaid programs, as applicable, due on or before the date hereof, all of which are complete and correct. There are no claims, actions, appeals or overpayments pending before any commission, board or agency, including, without limitation, any intermediary or carrier, the Provider Reimbursement Review Board, the Centers for Medicare and Medicaid Services ("CMS"), the State of New Jersey Department of Health, the New York State Department of Health, the CLIA regulatory agency or other authority, with respect to any Federal or State Medicare or Medicaid or other governmental reimbursement program claims filed by Company on or before the date hereof or any disallowances by any commission, board or agency in connection with any audit or review of such claims. To the best of Seller's knowledge, no validation review, program integrity review, prepayment review, or other investigation related to Company has been conducted by any authority, including without limitation the HHS Office of Inspector General, the U.S. Department of Justice, the New York Attorney General, or the New Jersey Attorney General, in connection with the Medicare, Medicaid, or other governmental reimbursement program, and to the knowledge of Seller, no such reviews or investigations are scheduled, pending or threatened against or affecting the Company or its operations. To the best of Seller's knowledge, there are no existing survey deficiencies or any pending plan of correction in connection with the Company's business.

(q) Other Liabilities. The Company does not have any obligation or liability (whether accrued, absolute, contingent, unliquidated or otherwise, whether or not known to the Seller, whether due or to become due and regardless of when or by whom asserted) except as reflected on the financial statements and other than pursuant to the Promissory Note, dated December 31, 2012, by the Company in favor of S&R Premier Capital, LLC in the amount of Five-Hundred Thousand Dollars ($500,000) and the Promissory Note, dated December 31, 2012, by the Company in favor of Floro Regencia, in the amount of One-Hundred Thirty-Five Thousand Dollars ($135,000). To the knowledge of the Seller, there are no facts or circumstances which could give rise to such obligation or liability.

(r) Transactions with Affiliates. None of the Company's members, directors, managers, officers or employees nor any of their respective relatives or affiliates is involved in any business arrangement or relationship with the Company (whether written or oral) or has been in the last three years, and none of the Company's members, directors, managers, officers or employees nor any of their respective relatives or affiliates owns any property or right, tangible or intangible, which is used by the Company or has so within the last three years.

(s) Insurance. Seller has provided to Buyer a list of all insurance policies (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) maintained by the Company for the benefit of or in connection with the business of the Company. With respect to each such insurance policy: (A) with respect to the Company, the policy is legal, binding, enforceable, and in full force and effect in all material respects and will be unaffected by the Closing; (B) neither the Company nor, to the knowledge of the Seller, any other party to the policy is in material breach or default

(including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination, modification, or acceleration, under the policy; and (C) the Company has not, and to the knowledge of the Seller no other party to the policy has, repudiated any material provision thereof. All known claims, if any, made against the Company that are covered by insurance have been disclosed to and accepted by the appropriate insurance companies and are being defended by such appropriate insurance companies.

(t) Employee Benefit Plans; Labor Matters. The Company does not have any employee benefit plans. No union has been certified or recognized as the collective bargaining representative of any of such employees or has attempted to engage in negotiations with the Company regarding terms and conditions of employment. No unfair labor practice charge, work stoppage, picketing or other such activity relating to labor matters has occurred or is pending. No employee of the Company is subject to any non-compete, nondisclosure, confidentiality, employment, consulting or similar agreements relating to, affecting or in conflict with the present or proposed business activities of the Company. To the knowledge of the Seller, there are no current or threatened attempts (and there has been no current or threatened attempts within the past two (2) years) to organize or establish any labor union to represent any employees of the Company.

(u) Disclosures. Neither this Agreement (including any exhibit or schedule hereto) nor any other document delivered pursuant to this Agreement to which the Company is a party, nor any report, certificate or instrument furnished to the Buyer in connection with the transactions contemplated in this Agreement, when read together, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

(v) Broker's Fees. No broker, agent, or intermediary has been responsible for bringing about this transaction. Neither the Seller nor the Company has any liability or obligation to pay any fees, expenses, or commissions to any broker, investment banker, finder or agent with respect to the transactions contemplated by this Agreement. Seller will indemnify the Buyer if this is not correct.

(w) Approval by Company Members. All of the members of the Company have approved the Buyer becoming a new member of the Company, as provided in the Company's Operating Agreement.

(x) Waiver of Right to Purchase Interests. The Company, Reginald Samuels and Ralph Perricelli have waived any right to purchase any of the Interests, as provided in the Company's Operating Agreement.

(y) Accredited Investor Status. Seller is an "accredited investor," as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act").

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(z)　No Public Sale or Distribution.　Seller is acquiring the Notes and any shares of common stock issuable upon conversion of the Notes solely for its own account as an investment and not with a view to the resale, distribution, or subsequent transfer, assignment, exchange or conveyance thereof, in whole or in part, or any interest therein in any transaction in violation of federal or state securities laws.　Seller has no present agreement, understanding, plan, arrangement or commitment providing for or which is likely to compel the transfer, pledge, sale or disposition of the Notes or the shares of common stock issuable upon conversion of the Notes, or any interest therein.　Seller will not attempt to sell, transfer, convey, exchange, or otherwise dispose of all or any part of the Notes or the shares of common stock issuable upon conversion of the Notes, except in accordance with applicable law and the provisions of this Agreement.

(aa)　Sophistication.　The Seller is sophisticated and experienced in financial, business and investment matters, and, as a result, the Seller is in a position to evaluate the merits and risks of the acquisition of the Notes and the shares of common stock issuable upon conversion of the Notes and the tax consequences of such acquisition, is able to bear the substantial economic risks of an investment in the Notes and the shares of common stock issuable upon conversion of the Notes, and can afford the complete loss of its investment.　The Seller has had the advice and the assistance of professional advisors in connection with evaluating the transactions contemplated by this Agreement.

(bb)　Securities Act.　The Seller understands that the Notes to be issued hereby as part of the Purchase Price and the shares of common stock issuable upon conversion of the Notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws, and are being sold in reliance on exemptions for private offerings contained in the Securities Act and in reliance on exemptions from the registration requirements of certain state securities laws.　Because the Notes and the shares of common stock issuable upon conversion have not been registered under the Securities Act or applicable state securities laws, the Notes and the shares of common stock issuable upon conversion of the Notes may not be re-offered or resold except through a valid and effective registration statement or pursuant to a valid exemption from the registration requirements under the Securities Act and applicable state securities laws.

(cc)　Information.　Seller has reviewed the reports filed by the Buyer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Additionally, Seller has been given the opportunity to ask questions of and receive answers from the officers and directors of Buyer and Medytox Solutions, Inc. ("Medytox Solutions") concerning the business and affairs of Buyer and Medytox Solutions.　Seller has in fact asked such questions and received such answers to its satisfaction.　Seller has had access to such information concerning Buyer and Medytox Solutions as Seller has considered necessary in connection with Seller's investment decision regarding the transaction contemplated hereby.

(dd)　No Governmental Review.　Seller understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Notes or the shares of common stock issuable upon conversion of the Notes or the fairness or suitability of the investment in the Notes or the shares of common stock issuable upon conversion of the Notes nor have such authorities passed upon or

endorsed the merits of the issuance of the Notes or the shares of common stock issuable upon conversion of the Notes.

6. **<u>Representations and Warranties of the Buyer</u>**. The Buyer represents and warrants to the Seller as follows:

(a) <u>Authorization of Transaction</u>. The Buyer has the legal right and power to execute and deliver this Agreement and to perform its obligations hereunder. This entire Agreement and the Notes constitute the valid and legally binding obligation of the Buyer, enforceable against it in accordance with its terms.

(b) <u>Non-contravention</u>. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, shall (i) violate any applicable law to which the Buyer is subject, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any material agreement, contract, lease, license or instrument to which the Buyer is a party or by which it is bound. Buyer is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any governmental authority or third party in order for the Buyer to consummate the transactions contemplated by this Agreement. Buyer will comply with the reporting provisions of the New Jersey Bulk Sale Law, and the parties will proceed in accordance with the instructions of the State of New Jersey upon the filing of said notice.

(c) <u>Purchase for Investment</u>. The Buyer is acquiring the Interests solely for investment and not as nominee or agent for the benefit of any other person or entity, and the Buyer has no current intention of distributing, reselling or assigning the Interests.

(d) <u>No Conflict or Violation</u>. To the Buyer's knowledge, the execution, delivery and performance of this Agreement by the Buyer and the consummation of the transactions contemplated hereby will not:

(a) violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon the Buyer;

(b) violate any statute, law or regulation of any jurisdiction applicable to the Buyer in connection with the transactions contemplated herein; or

(c) violate or constitute a default under any mortgage, indenture, deed of trust, lease, contract, obligation, agreement, license or instrument to which the Buyer is a party.

(e) <u>Sophistication</u>. The Buyer is sophisticated and experienced in financial, business and investment matters, and, as a result, the Buyer is in a position to evaluate the merits and risks of the acquisition of the Interests and the tax consequences of such acquisition. The Buyer has had the advice and the assistance of professional advisors in connection with evaluating the transactions contemplated by this Agreement.

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(f) Securities Act. The Buyer understands that the Interests being sold hereby have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws, and are being sold in reliance on exemptions for private offerings contained in the Securities Act and in reliance on exemptions from the registration requirements of certain state securities laws. Because the Interests have not been registered under the Securities Act or applicable state securities laws, the Interests may not be re-offered or resold except through a valid and effective registration statement or pursuant to a valid exemption from the registration requirements under the Securities Act and applicable state securities laws.

(g) Authorization. The Buyer has the capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been, and each other document, instrument or agreement to be executed and delivered by the Buyer in connection with the transactions contemplated hereunder will, upon such delivery, be duly executed and delivered by the Buyer and constitutes, or upon such execution and delivery will be, the valid and legally binding obligation of the Buyer, enforceable against it in accordance with its terms and conditions.

(h) Brokers' Fees. No broker, agent, or intermediary has been responsible for bringing about this transaction. The Buyer has no liability or obligation to pay any fees, expenses, or commissions to any broker, investment banker, finder or agent with respect to the transactions contemplated by this Agreement. Buyer will indemnify the Seller if this is not correct.

7. **COVENANTS OF SELLER.** As a material inducement to Buyer to enter into this Agreement, the Seller agrees as follows:

(a) Non-Competition. During the period from the Closing Date to the third anniversary thereof (the "Non-Competition Period"), the Seller will not engage or participate, directly or indirectly, as principal, agent, executive, director, manager, proprietor, joint venturer, trustee, employee, employer, consultant, stockholder, partner or in any other capacity whatsoever, in the conduct or management of, or fund, invest in, lend to, own any stock or any other equity or debt investment in, or provide any services of any nature whatsoever to or in respect of (i) any business that is competitive with or in the same line of business as the Company within the Restricted Area, or (ii) any person or entity that is (or was) a customer or client of the Company at any time during the Non-Competition Period or during the two (2) years prior to the date of this Agreement for any business that is competitive with the Company, provided that nothing herein shall prevent the Seller from making, or continuing any existing or future, passive investments in any publicly-traded company. The term "Restricted Area" means the 5-mile radius around the Company's laboratory, which is located at 71 Franklin Turnpike, Waldwick, NJ 07463.

(b) Non-Solicitation. During the Non-Competition Period, the Seller will not, for his/their own benefit or for the benefit of any person or entity other than Buyer or the Company, (i) solicit, or assist any person or entity to solicit, any officer, director, manager, executive or employee of the Company, the Buyer or any of their affiliates to leave his or her employment, (ii) hire or cause to be hired any person who is on the Closing Date, or was within

the two (2) year period immediately preceding the Closing Date, or who will have been at any point in time during the Non-Competition Period, an officer, director, manager, executive or employee of the Company, the Buyer or any of their affiliates, or (iii) engage any person who is on the Closing Date, or was within the two (2) year period immediately preceding the Closing Date, or who will have been at any point in time during the Non-Competition Period, an officer, director, manager, executive or employee of the Company, the Buyer or any of their affiliates as a partner, contractor, sub-contractor or consultant.

(c) Customers. During the Non-Competition Period, the Seller will not (i) solicit, or assist any person or entity, other than Buyer and Company, to solicit any person or entity that is an existing or potential client, customer or payor of the Company, the Buyer or any of their affiliates, or has been a client, customer or payor of any of Seller, Buyer, the Company or any of Buyer or the Company's affiliates during the prior twenty-four (24) months, to provide any services competitive to the Company or the Buyer or any of their affiliates or (ii) interfere with any of the business relationships of the Company, the Buyer or any of their affiliates.

(d) Markets. The Seller acknowledges that the above covenants are manifestly reasonable on their face, and the parties expressly agree that such restrictions have been designed to be reasonable and no greater than is required for the protection of Buyer and its affiliates and are a significant element of the consideration hereunder.

(e) Invalidity. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 7 is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified to cover the maximum duration, scope or area permitted by law. In addition, in the event of an alleged breach or violation by the Seller of this Section 7, the Non-Competition Period described above shall be tolled with respect to the Seller until such breach or violation has been duly cured.

8. **CONDITIONS TO CLOSE**. Closing shall be subject to all of the following conditions ("Conditions to Close") being satisfied:

(a) Buyer's Conditions to Close. The obligations of Buyer under this Agreement are subject to the satisfaction, on or prior to Closing, of the following Conditions to Close:

Seller's representations and warranties contained within paragraph 5 of this Agreement being reaffirmed and true as of the date of Closing; and

The non-occurrence, during the period of time from the Effective Date to the date of Closing of any change, event or condition which has or may have a material adverse effect on the operations or the financial condition of the Company including, but not limited to, (i) material adverse effects resulting from Seller having incurred any obligations or liability affecting the Company, not in the ordinary course of business; (ii) the Company or

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Seller having mortgaged, pledged, or restricted any of the Company's assets outside of the Company's ordinary course of business, sold or otherwise disposed of any of the Company's assets outside of the Company's ordinary course of business; or (iii) the termination or threatened termination of any of the Company's material contracts, leases or other agreements and/or authorizations which has or may have a material adverse effect on the Company.

        (b)   Seller's Conditions to Close. The obligations of Seller under this Agreement are subject to the satisfaction on or prior to Closing, of the following Conditions to Close:

        The payment of the Purchase Price by Buyer to Seller pursuant to paragraph 2 of this Agreement.

9.   **NOTICES.** All notices to be given under this Agreement shall be in writing and sent by registered or certified mail, return receipt requested.

If to the Seller:	Reginald Samuels 229 North Wyoming Avenue S. Orange, NJ 07079
	Ralph Perricelli 53 West Glen Avenue Ridgewood, NJ 07450
With a copy to:	Linda Couso Puccio, Esq. Fiorello, Puccio & Fiorello LLC 1044 State Route 23, Suite 318 Wayne, NJ 07470
If to the Buyer:	Medytox Diagnostics, Inc. Suite 800 400 S. Australian Avenue West Palm Beach, Florida 33401
With a copy to:	J. Everett Wilson, Esq. Akerman Senterfitt SunTrust International Center – 25th Floor One S.E. Third Avenue Miami, Florida 33131-1714

10.   **INDEMNIFICATION.** Seller hereby agrees to indemnify and hold the Company and Buyer harmless from any and all liability, loss, or damages, including all costs of defense, litigation, and attorney's fees, resulting from any claims, demands, costs and judgments arising from a breach of any of the representations and warranties contained in Section 5 of this Agreement or from any acts or omissions of Seller or the Company occurring or accruing prior to Closing. Buyer hereby agrees to indemnify and hold the Seller harmless from any and all

liability, loss or damages, including all costs of defense, litigation, and attorney's fees resulting from any claims, demands, costs and judgments arising from any acts or omissions of Buyer occurring or accruing after the date of Closing or any breach of Buyer's representations and warranties under this Agreement.

11. **REPRESENTATIONS AND TRANSACTION FEES**. The parties hereto shall each bear their own legal fees and costs associated with the transactions contemplated hereby. The parties hereto acknowledge and agree that they have had full opportunity to seek the advice of legal counsel, accountants and any other experts of their choosing and agree that this Agreement shall be construed and interpreted in absolute parity, and shall not be construed or interpreted against any party by reason of such party's preparation of the initial or subsequent draft of this Agreement.

12. **SURVIVAL**. The provisions of this Agreement shall survive the Closing of the transaction contemplated hereby.

13. **ATTORNEY'S FEES**. In the event of any legal action to enforce the terms and conditions of this Agreement or related to a breach hereof, the prevailing party shall be entitled to recover all costs of such actions, including attorney's fees and paralegal fees and all other legal expenses and costs at all pre-suit, trial and appellate levels.

14. **SPECIFIC PERFORMANCE**. The Seller and the Buyer acknowledge and agree that the other parties would be damaged irreparably in the event any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, the Seller and Buyer agree that the other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court in the United States or in any state having jurisdiction over the parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto.

15. **ENTIRE AGREEMENT**. The parties acknowledge and represent that this Agreement contains the entire understanding between the parties and that there are no other agreements between them as to the matters described herein.

16. **ADDITIONAL DOCUMENTS**. Seller and Buyer agree to cooperate fully, and execute any and all supplementary documents, and take all additional actions which may be necessary or appropriate to give full force and effect to the basic terms and intent of this Agreement.

17. **GOVERNING LAW**. The parties agree that this Agreement shall be deemed made and entered into in the state of Florida and shall be governed and construed in accordance with the laws of the state of Florida. Venue for any dispute under this Agreement shall lie in Miami-Dade County, Florida.

18. **SEVERABILITY**. Each term and provision of this Agreement constitutes a separate and distinct undertaking, covenant, term and/or provision hereof. In the event that any term or provision of this Agreement shall be determined to be unenforceable, invalid or illegal in any respect, such unenforceability, invalidity or illegality shall not affect any other term or

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provision of this Agreement, but this Agreement shall be construed as if such unenforceable, invalid or illegal term or provision had never been contained herein. Moreover, if any term or provision of this Agreement shall for any reason be held to be excessively broad as to time, duration, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the extent permitted under the applicable law as it shall then exist.

19. **COUNTERPARTS.** This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Execution may be made by facsimile or PDF image of signature as if an original.

20. **LEASEHOLD DEPOSIT.** Buyer and Seller hereby acknowledge that the landlord is currently holding a security deposit on behalf of the Company pursuant to the lease for the Premises. Seller hereby assigns any and all rights to said security deposit to the Buyer and the Company and Seller waives any rights thereto.

21. **JOINT AND SEVERAL LIABILITY.** Reginald Samuels and Ralph Perricelli are jointly and severally liable for all obligations of Seller under this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Seller:

Reginald Samuels

Reginald Samuels

Ralph Perricelli

Ralph Perricelli

Buyer:

MEDYTOX DIAGNOSTICS, INC.



Seamus Lagan 8th FEB 2013

Name: Seamus Lagan
Title: CEO and President